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[LETTERHEAD]

                                       Trading Symbol: VGZ
                                       Toronto and American Stock Exchanges

______________________________________ NEWS __________________________________

                 VISTA GOLD ANNOUNCES AGREEMENTS IN BOLIVIA

DENVER, COLORADO, FEBRUARY 7, 2000 - Vista Gold Corp. announced today agreements with the Bolivian Government confirming financial incentives for the Amayapampa project and for the sale of the inactive Capa Circa mine in Bolivia. Vista is selling Compania Yamin Ltda. ("Yamin"), which owns the Capa Circa mine, to a company owned by the former workers. The sale involved negotiations with both the government and the mine workers. The resulting agreements will mean reduced holding costs in Bolivia and enhanced economics of the Corporation's Amayapampa project. The terms of the sale of Yamin to the workers include approximately $300,000 in cash payments to Vista, the assumption of Yamin debts and a production royalty. At the same time, the agreement reached with the government concerning the accelerated recovery of $1.9 million of taxes and duties associated with defined infrastructure projects for the development of the Amayapampa project eliminates uncertainty and assists the Corporation with project financing.

"The Corporation is anxious to move forward with the development of the Amayapampa project as soon as the gold price allows," said Mike Richings, President and CEO of Vista Gold Corp., "and these agreements will make the task of financing this project easier. We are pleased with the outcome of these negotiations, which required a cooperative effort between the Corporation, the workers and various government ministries. This agreement shows the willingness of the Bolivian Government to work closely with foreign investors in the mining sector to assist with new mine development which would bring needed jobs to remote, less developed regions of the country."

The Capa Circa mine, which has no estimated mineable reserves, was once thought to contain sufficient gold to enhance the economics of the Amayapampa project. Further studies, however, have shown the mineralization to be limited to narrow veins with little potential to improve the overall profitability of the Amayapampa development. The Capa Circa mine is more suited for small-scale underground mining as will be carried out by the miners' cooperative. The Amayapampa project, on the other hand, will be mined by open-pit methods using modern mining techniques. Vista is currently finalizing its development plans for Amayapampa and is refining a number of strategies which, depending on cut-off grade, contain mineable reserves, calculated at a $300 per ounce gold price, from 440,000 ounces of gold to 525,000 ounces with cash production costs of $160 to $183 per ounce. The capital cost, including working capital, would be approximately $26 million.

Vista Gold Corp. is an international gold mining, development and exploration company based in Denver, Colorado. Its holdings include the Hycroft mine in Nevada, development properties in Bolivia and exploration projects in North and South America.

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The statements that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties that could cause actual results to vary materially from the targeted results. Such risks and uncertainties include those described in the Company's Form 10-K as amended.

For further information, please contact Investor Relations at (303) 629-2450.